

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2024

Ke Chen
Chief Financial Officer
Emeren Group Ltd
100 First Stamford Place, Suite 302
Stamford, CT 06902

      Re: Emeren Group Ltd
          Form 20-F for Fiscal Year Ended December 31, 2022
          File No. 001-33911

Dear Ke Chen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Disclosure Review Program

cc: Ben Rikkers